UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TAYLOR MORRISON HOME CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	83-2026677
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4900 N. Scottsdale Road, Suite 2000 Scottsdale, AZ	85251
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.00001 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Form 8-A/A is being filed to update the description of the capital stock of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), which was previously registered as the “Class A common stock, par value $0.00001 per share” (the “Class A common stock”) under the Securities Exchange Act of 1934 pursuant to the Company’s Form 8-A filed on April 10, 2013 and the description thereof amended pursuant to the Company’s Current Report on Form 8-K filed on October 26, 2018. As of October 26, 2018, as a result of a holding company reorganization and related transactions (collectively, the “Reorganization”), each share of the Company’s former Class B common stock, par value $0.00001 per share (the “Class B common stock”), and paired partnership units of TMM Holdings II Limited Partnership were exchanged on a one-for-one basis for shares of Class A common stock. Following this exchange, all of the shares of Class B common stock were cancelled, and the Company had only one class of common stock outstanding. On May 29, 2019, the Company’s stockholders approved the amendment and restatement of the Company’s certificate of incorporation to (i) delete provisions no longer applicable following the cancellation of all outstanding shares of the former Class B common stock; and (ii) to rename the Company’s Class A common stock as the “Common Stock, par value $0.00001 per share.” The Amended and Restated Certificate of Incorporation of the Company (the “Existing Charter”) was filed with the Secretary of State of the State of Delaware on May 29, 2019 and became effective as of 12:01 a.m. New York City time on June 10, 2019.

Item 1. Description of Registrant’s Securities to be Registered.

The following is a summary of the material terms of the capital stock of the Company. Because it is only a summary, it may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Existing Charter and the Amended and Restated Bylaws of the Company (as amended by Amendment No. 1 to the Amended and Restated Bylaws, the “Existing Bylaws”). Accordingly, you should read the more detailed provisions of the Existing Charter and the Existing Bylaws.

Capital Stock

Under the Existing Charter, the Company’s authorized capital stock consists of 400,000,000 shares of common stock, par value $0.00001 per share (the “Common Stock”), and 50,000,000 shares of preferred stock, par value $0.00001 per share. As of May 30, 2019, the Company had approximately 105,100,948 shares of Common Stock and no shares of preferred stock outstanding.

Common Stock

Voting. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to stockholders for their vote or approval. The holders of the Common Stock vote together as a single class on all matters submitted to stockholders for their vote or approval.

Dividends. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Company’s board of directors out of legally available funds.

Liquidation or Dissolution. Upon the Company’s liquidation or dissolution, the holders of Common Stock are entitled to share ratably in those of the Company’s assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Under the Existing Charter, the Company is authorized to issue up to 50,000,000 shares of preferred stock. The Company’s board of directors is authorized, subject to limitations prescribed by Delaware law and the Existing Charter, to designate one or more series of preferred stock and to fix the number of shares to be included in each such series and the rights, powers (including voting powers) and preferences, and the qualifications, limitations and restrictions thereof, of each such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deterring, impeding or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock, which could have an adverse impact on the market price of Common Stock. The Company has no current plan to issue any shares of any series of preferred stock.

Anti-Takeover Effects of the Company’s Certificate of Incorporation and Bylaws

The Existing Charter and Existing Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deterring, impeding or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company’s board of directors.

These provisions include:

Number of Directors; Vacancies and Newly Created Directorships. The Existing Charter provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by the Company’s board of directors. The Existing Charter also provides that, subject to the special rights of the holders of any one or more series of preferred stock then outstanding, and except as otherwise provided by applicable law, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum.

Term of Directors. Commencing with the 2019 annual meeting, directors (other than any director in office at the 2019 annual meeting who was previously elected to a term expiring at the 2020 or 2021 annual meeting) are elected for a term of one year. As a result, commencing with the 2021 annual meeting, all directors will be elected for a term of one year and the Company’s board of directors will no longer be classified. While the board of directors remains classified, it is more difficult for stockholders to change the composition of the Company’s board of directors. Additionally, the Existing Charter provides that, until each director previously elected to a term expiring at the 2020 or 2021 annual meeting completes his or her term, such director may be removed only for cause and only by the affirmative vote of the holders of at least seventy-five percent (75%) in voting power of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Action by Written Consent; Special Meetings of Stockholders. The Existing Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Existing Charter and the Existing Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman or Vice-Chairman of the board of directors, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors.

Advance Notice Procedures. The Existing Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company’s Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The Existing Bylaws may have the effect of precluding the conduct of certain business proposals or nominations at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Super-Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. The Existing Charter and the Existing Bylaws provides that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal the Existing Bylaws and specified provisions of the Existing Charter, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, the provisions relating to business combinations, the provisions relating to liability of directors and indemnification of officers and directors and until such time as all directors who were elected prior to the 2019 annual meeting to a term expiring at the 2020 or 2021 annual meeting have served the remainder of such term or been re-elected to serve one-year terms, provisions relating to the board of directors. This requirement of a super-majority vote to approve amendments to the Existing Charter and the Existing Bylaws could enable a minority of the Company’s stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. The Company’s authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, the Company’s board of directors may by resolution establish one or more series of preferred stock and fix the rights, powers (including voting powers) and preferences, and the qualifications, limitations and restrictions thereof, of each such series, and may issue shares of any such series of preferred stock from time to time. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of the Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. The Company has elected in the Existing Charter that the Company not be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Company is not subject to any anti-takeover effects of Section 203. Nevertheless, the Existing Charter contains provisions that have the same effect as Section 203, except that they provide that certain former equityholders of Taylor Morrison Home II Corporation, a Delaware corporation and wholly owned subsidiary of the Company, and their respective affiliates, including affiliates of TPG Global, LLC, and transferees may not be deemed to be “interested stockholders,” regardless of the percentage of the Company’s voting stock owned by them, and accordingly will not be subject to such restrictions.

Directors’ Liability; Indemnification of Directors and Officers

The Existing Charter eliminates the personal liability of the Company’s directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. The Existing Charter also provides that the Company will provide its directors and officers with customary rights to indemnification and advancement of expenses. The Company is party to customary indemnification agreements with each of the Company’s executive officers and directors that provide them, in general, with customary indemnification in connection with their service to the Company or on the Company’s behalf, and has assigned to the Company all obligations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Securities Exchange

The Common Stock is listed on the New York Stock Exchange under the symbol “TMHC.”

Item 2. Exhibits.

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation (included as Exhibit 3.1 to Taylor Morrison Home Corporation’s Current Report on Form 8-K, filed on May 30, 2019, and incorporated herein by reference).

3.2	Amended and Restated By-laws (included as Exhibit 3.3 to Taylor Morrison Home Corporation’s Current Report on Form 8-K, filed on October 26, 2018, and incorporated herein by reference).

3.3	Amendment No. 1 to the Amended and Restated By-laws (included as Exhibit 3.4 to Taylor Morrison Home Corporation’s Current Report on Form 8-K, filed on October 26, 2018, and incorporated herein by reference).

4.1	Specimen common stock certificate of Taylor Morrison Home Corporation.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 10, 2019

TAYLOR MORRISON HOME CORPORATION

By:	/s/ Darrell C. Sherman
	Name:	Darrell C. Sherman
	Title:	Executive Vice President, Chief Legal Officer and Secretary